Exhibit 99.1

Naked Brand Group Limited Shareholders Overwhelmingly Approve Acquisition of Cenntro at Extraordinary General Meeting

Cenntro Electric Group Limited expects to begin trading on Nasdaq on or about December 30th, subject to final Nasdaq Approval

Naked Brand Group Terminates at-the-market offering; has sufficient cash on balance sheet to satisfy stock purchase capital requirements

SYDNEY, AUSTRALIA - December 21, 2021 - Naked Brand Group Limited (ACN 619 054 938) (NASDAQ: NAKD) (“Naked” or the “Company”) today announced that at an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) held at 10:00am (AEDT), Tuesday, December 21, 2021 / 6:00pm (EST), Monday, December 20, 2021, its shareholders overwhelmingly approved the acquisition (“Proposed Transaction”) of Cenntro Automotive Group Limited, Cenntro Automotive Corporation, and Centro Electric Group, Inc. (“Cenntro”), a commercial EV technology company.

A total of 210,228,094 ordinary shares of the Company were voted, representing approximately 20.6% of the shares of the Company’s ordinary shares issued and outstanding as of the close of business on December 20, 2021 (EST), with the following results:

Resolution	Percentages of Votes For	Percentages of Votes Against	Percentages of Votes Withheld
Approval of Proposed Transaction for all purposes, including item 7 of section 611of the Corporations Act	96.99%	1.74%	1.26%
Approval of the change in Company name	97.78%	1.47%	0.74%
Approval to amend Constitution	96.62%	2.10%	1.28%
Election of Mr. Peter Wang as a Director	96.39%	1.48%	2.13%
Election of Mr. Chris Thorne as a Director	95.79%	1.55%	2.66%
Election of Mr. Joe Tong as a Director	95.67%	1.62%	2.71%
Approval of Share Consolidation.	90.24%	7.79%	1.97%
Approval of Non-Executive Director Benefits	74.41%	18.55%	7.04%
Approval of acceleration of CEO Phantom Warrants and grant of Incentive Award	73.13%	18.96%	7.91%

“We are pleased with the strong vote of confidence by our shareholders to approve the acquisition of Cenntro, an early pioneer in Artificial Intelligent (“AI”) Autonomous Driving and a leading designer and manufacturer of electric light and medium-duty commercial vehicles (“ECV”),” said Justin Davis-Rice, Chairman and Chief Executive Officer of Naked. “This transaction provides Cenntro with working capital to support a substantial backlog, fast-tracks the pathway to a public company and introduces them to our loyal and enthusiastic shareholder base. After selling and delivering more ECVs than any other EV company, Cenntro is ready to scale deliveries to an estimated 74,800 vehicle sales to leading consumer companies in 2023 with revenue of $2.1 billion.

“With a recently closed $20.0 million private placement, Naked anticipates having the funds required to close the acquisition and will not raise additional capital in the short term, resulting in the termination of a previously disclosed at-the-market offering of up to $300.0 million. We look forward to closing the transaction by year end and positioning the combined company at the forefront of the technology transformation of the ECV market.”

The Proposed Transaction remains subject to, among other closing conditions, Nasdaq having approved the initial listing application in connection with the Proposed Transaction. The Company currently anticipates the Proposed Transaction to close by year end of 2021.

About Naked Brand Group Limited

Naked Brand Group Limited (NASDAQ: NAKD) is a leading e-commerce business in intimate apparel. The company is the exclusive seller and marketer of renowned intimate apparel brand Fredericks of Hollywood via its online store www.fredericks.com. For more information about the company, please visit www.nakedbrands.com.

About Cenntro Automotive Group:

A commercial EV technology company with advanced, market-validated commercial vehicles, Cenntro leads transformation in the auto industry through scalable, decentralized production and fully digitalized autonomous driving solutions empowered by the Cenntro iChassis. Cenntro has sold and delivered 3300 commercial EV in more than 26 countries as of Dec 2020. For more information about the company, please visit www.cenntroauto.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,’’ “believe,’’ “anticipate,’’ “could,’’ “should,’’ “intend,’’ “plan,’’ “will,’’ “aim(s),’’ “can,’’ “would,’’ “expect(s),’’ “estimate(s),’’ “project(s),’’ “forecast(s)’’, “positioned,’’ “approximately,’’ “potential,’’ “goal,’’ “pro forma,’’ “strategy,’’ “outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the deployment of capital and future acquisitions. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our inability to consummate the Proposed Transaction, including due to the failure to satisfy any closing conditions that are set forth in the definitive agreement; our ability to successfully integrate the operations of the acquired business and to maximize expected synergies; our ability to realize the expected benefits of the Proposed Transaction; and other risks and uncertainties set forth under “Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2021 and in our other filings with the Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235